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FEB 28 2018

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52817

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Colorado Financial Service Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

304 Inverness Way South, Suite 355
(No. and Street)

Centennial, Colorado 80112
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chester Hebert 303-962-7267
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

B F Borgers CPA PC
(Name – *if individual, state last, first, middle name*)

5400 West Cedar Avenue Lakewood, Colorado 80226
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EB.

OATH OR AFFIRMATION

I, Chester Hebert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Colorado Financial Service Corporation, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Chester Hebert
Signature

C E O
Title

Nicole M. Mouton
Notary Public

NICOLE M. MOUTON
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20064005850
MY COMMISSION EXPIRES FEBRUARY 25, 20[illegible]

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLORADO FINANCIAL SERVICE CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEARS ENDED DECEMBER 31, 2017

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**

Colorado Financial Service Corporation

Index to Financial Statements

BF Borgers CPA PC
Certified Public Accountants

5400 W. Cedar Ave
Lakewood, Colorado 80226
Telephone: 303.953.1454
Fax: 720.251.8836

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Colorado Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Colorado Financial Services, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I, II, III and IV ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, III and IV are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC
Certified Public Accountants

We have served as the Company's auditor since 2013.
Lakewood, CO
February 27, 2018

Colorado Financial Service Corporation

Statement of Financial Condition

December 31, 2017

Assets

		December 31, 2017
Current Assets		
Cash	$	1,141,538
Proprietary Accounts of Introducing Brokers Accounts receivable		25,022
Prepaid expenses and other receivables		37,520
Gross Dealer Concession receivable		292,319
Total Current Assets	$	1,496,399

Liabilities and Shareholder's Equity

Current Liabilities		
Commissions Payable	$	267,681
Accrued Expenses Payable		96,992
Total Current Liabilities	$	364,673
Shareholder's Equity		
Common Stock, no par value, 100,000 shares authorized 100 shares issued and outstanding	$	-
Additional paid-in capital		39,658
Retained earnings		1,092,068
Total Shareholder's Equity	$	1,131,726
Total Liabilities and Shareholders' Equity	$	1,496,399

The accompanying notes are an integral part of these statements.

Colorado Financial Service Corporation

Notes to Financial Statements

Note 1: Organization, Presentation and Summary of Significant Accounting Policies

Organization and Basis of Presentation
Colorado Financial Service Corporation (the "Company") is a broker-dealer registered with the SEC and is a member of FINRA. The Company is a wholly owned subsidiary of Colorado National Corp. (Parent). The Company's primary source of revenue is commissions.

Basis of Presentation
The Company is engaged in a dual line of business as a fully-disclosed broker-dealer pursuant to certain exemptive provisions of SEC Rule 15-c3-3 subparagraph (k)(2)(ii), and as a registered investment advisor.

Use of estimates in the preparation of financial statements.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions
Commission expenses are recorded on a trade-date basis as securities transactions occur.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Commissions Receivable
Commissions receivable are stated at their net realizable value. Management believes that commissions receivable are fully collectible and has not recorded an allowance for doubtful accounts.

Income Taxes
Generally accepted accounting principles ("GAAP") requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Note 2: Related Party Transactions

The Company, through a shared service agreement, paid to The Compliance Department, a related entity owned by Chester Hebert, a management fee totaling $1,050,149 and an administrative fee totaling $113,796 during the year ended December 31, 2017. The management fee pertains to employee salaries and bonuses. The administrative fee includes: office rent, copier lease, phones/internet, and general office admin fees and supplies.

Note 3: Fair value of marketable securities

GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Assets					
Cash	$ 1,141,538	$ -	$ -	$ -	$ 1,141,538

The Company did not value marketable securities at level 2 because the market for these securities have become worthless in value.

The Company did not measure at fair value on a recurring basis any of its assets and liabilities using significant unobservable inputs (level 3) during the year ended December 31, 2017.

Fair Value Option

GAAP for financial instruments provides a fair value option election that allows the Company to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. No election has been made.

Note 4: Shareholder's Equity

The Company is authorized to issue 100,000 shares of its no par value common stock.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2017, the Company had net capital of $1,086,684, which was $1,062,372 in excess of its required net capital of $24,312.

Note 5: Income Taxes

The current estimated income tax expense prepaid (benefit) included in the statement of operations as determined in accordance with GAAP, are as follows:

	Current	Deferred	Total
Federal	$ 181,480	$ -	$ 181,480
State	20,520	-	20,520
Valuation Allowance	—	-	-
	$ 202,000	$ -	$ 202,000

The Company has paid $202,000 in income tax for the current year.